Exhibit 99.64

WonderFi Announces Appointment of Bill Koutsouras as Chairman of The Board of Directors

Vancouver, British Columbia--(Newsfile Corp. - November 15, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (the "Company" or "WonderFi") today announced the appointment of Bill Koutsouras as Chairman of its Board of Directors, effective November 15, 2021.

"Bill has served as the Lead Independent Director of Galaxy Digital since its public listing in 2018, and as Chairman of the Board of Wheaton Precious Metals International where he has been a member of the board for over 15 years," commented Ben Samaroo, CEO of WonderFi. "He brings immense value through his experience and leadership of public and private companies, and has an exceptional track record of M&A and financing as an executive. Bill's guidance, perspective and relationships will be invaluable to WonderFi as we enter the next phase of our growth."

Mr. Koutsouras has been the principal of Kouts Capital since 2011, an independent investment company and advisory firm providing corporate finance related assistance to various public and private companies, including strategic advice, introduction to capital providers and transaction structuring and implementation. Previously Mr. Koutsouras was the Executive Vice President and Chief Financial Officer of Endeavour Financial Corporation, a mining focused merchant banking business. He was primarily responsible for overseeing financial advisory mandates, investment related services and the financial management and operation of the Endeavour group of companies where he was involved in over $25 billion of M&A transactions and in excess of $4 billion of financing transactions. Mr. Koutsouras also has extensive experience as a non- executive director of public and private companies. Mr. Koutsouras is a Chartered Professional Accountant and Chartered Financial Analyst and is a member of the Chartered Professional Accountants of Canada and the CFA Institute.

Bill Koutsouras commented, "I am delighted to be joining the Board of Directors of WonderFi and the opportunity to work with such a passionate team of founders and employees. I share their vision of breaking down the barriers of traditional finance, making it more efficient and inclusive for all. I look forward to working with the Board of Directors and management team in advancing this mission."

In order to make room for the appointment of Mr. Koutsouras, Sean Clark stepped down from the Company's Board of Directors effective November 14, 2021. Mr. Clark commented, "it has been a pleasure to serve on WonderFi's Board throughout its initial growth and public listing, and I am delighted to see Bill's appointment as Chairman of the Board of Directors - his experience and leadership of massively successful public companies listed in Canada and abroad will be an excellent fit for WonderFi as it enters its next phase of growth."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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